VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Total Dynamic Dividend Fund Preliminary Proxy Statement filed on
Schedule 14A on September 7, 2018, SEC Accession No. 0001104659-18-055837

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “First Preliminary Proxy Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Jennifer Rogers and Robert Hepp of Aberdeen Asset Management Inc. and Steven Messer of Willkie Farr & Gallagher LLP on September 14, 2018.  The Preliminary Proxy Statement pertains to an annual meeting of shareholders of the Aberdeen Total Dynamic Dividend Fund (the “Registrant”).  Although we believe that the disclosure in the First Preliminary Proxy Statement is acceptable and consistent with industry norms for proxy disclosure, in an effort to afford more time for shareholder consideration of the proposals, the language has been revised to address the Staff’s comments and is being submitted concurrently with this letter (the “Second Preliminary Proxy Statement”).

For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the First Preliminary Proxy Statement.

Comment No. 1:                                                     In connection with your response to these comments, please file another preliminary proxy statement.

Response:                                                                                        The Registrant is filing the Second Preliminary Proxy Statement via EDGAR contemporaneously with the submission of these responses to the Staff’s comments on the First Preliminary Proxy Statement.

Comment No. 2:                                                     On page 2 of the First Preliminary Proxy Statement, please include disclosure clarifying what a “plurality of the shares entitled to vote” means.

Response:                                                                                        Disclosure has been added to address this comment.

Comment No. 3:                                                     Page 3 of the First Preliminary Proxy Statement states that Saba is “nominating its dissident nominee who is unfamiliar with the fund.” Please either provide the factual basis for the assertion that Saba’s nominee is unfamiliar with the fund or remove that language.

Response:                                                                                        The language has been removed.

Comment No. 4:                                                     Page 3 of the First Preliminary Proxy Statement states that Saba is “seeking approval of its self-interested proposal to declassify the Board so that all Trustees are elected annually…” Please either remove the “self-interested” descriptor of the declassification proposal or provide specific evidence that the declassification proposal will benefit Saba in a way that it will not benefit other shareholders.

Response:                                                                                        The language has been modified, consistent with the tenor of your comment.

Comment No. 5:                                                     Page 3 of the First Preliminary Proxy Statement provides as follows: “In contrast, the Board believes that the activist hedge fund nominee will seek to advance the short-term goals of the activist hedge fund that nominated him rather than the long-term goals of Fund shareholders.” Please either delete or revise this sentence or provide the factual basis for the Board’s belief.

Response:                                                                                        The sentence has been revised.

Comment No. 6:                                                     On page 3 of the First Preliminary Proxy Statement, please revise the sentence beginning with the phrase “To further its own agenda” to clarify that this characterization is an opinion of the Board or the Fund.

Response:                                                                                        The sentence has been revised.

Comment No. 7:                                                     Please remove the word “handpicked” as a descriptor for Saba’s candidate on page 3 of the First Preliminary Proxy Statement, or, alternatively, provide a distinction between Saba’s candidate and the Board’s candidate supporting the use of the word “handpicked” for Saba’s candidate while omitting the same term in describing the Board’s candidate, who is also presumably handpicked.

Response:                                                                                        The word has been removed.

Comment No. 8:                                                     Please provide the factual foundation for the following sentence on page 4 of the First Preliminary Proxy Statement, or, alternatively, remove the sentence: “Saba, through its hedge funds, invests in closed-end funds and has a history of attempting to cash in on one-time or short-term gains by causing the closed-end funds to conduct debilitating tender offers, open end fund conversions or other liquidity events.”

Response:                                                                                        The disclosure has been revised. In support, we refer the Staff to the following, in each case indicating a settlement agreement with Saba requiring a tender offer: (1) Clough Global Dividend and Income Fund; and (2) Clough Global Opportunities Fund.

Comment No. 9:                                                     Please remove the following sentence from page 4 of the First Preliminary Proxy Statement, or, alternatively, characterize it as an opinion: “Saba does this to benefit its own hedge funds and to be paid higher fees, and not to benefit the shareholders of the closed-end funds it attacks.”

Response:                                                                                        The sentence has been characterized as an opinion.

Comment No. 10:                                              Please remove the word “debilitating” in the first sentence of the final paragraph on page 4 of the First Preliminary Proxy Statement.

Response:                                                                                        The word has been removed.

Comment No. 11:                                              Please remove the word “forced” in the final sentence of the final paragraph on page 4 of the First Preliminary Proxy Statement.

Response:                                                                                        The language has been removed.

*                     *                  *                  *                   *

In connection with the Staff’s review of the Second Preliminary Proxy Statement, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)                                 the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)                                 Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)                                  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5757.

Very truly yours,

/s/ Jennifer M. Rogers
Jennifer M. Rogers

Lucia Sitar, Aberdeen Asset Management Inc.
cc:
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP
Steven P. Messer, Willkie Farr & Gallagher LLP